

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 22, 2023

Al Kapoor
Chief Executive Officer
OmniLit Acquisition Corp.
1111 Lincoln Road , Suite 500
Miami Beach , FL 33139

> **Re: OmniLit Acquisition Corp.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed September 6, 2023**
> **File No. 333-271822**

Dear Al Kapoor:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2023 letter.

Amendment No. 4 to Registration Statement on Form S-4, filed September 6, 2023

Background of the Business Combination, page 103

1. We note your response to previous comment 1 and your statements that "[t]he initial search parameters were centered around finding a target that was positioned for continued organic growth and could continue to grow through bolt-on acquisitions" and "[i]t was only once OmniLit's management considered the shifting tailwinds and economic conditions that were believed to generate organic growth and attract bolt-on acquisitions that Syntec Optics emerged as a compelling acquisition target." If true, please clarify that OmniLit was outside of the search parameters centered around finding a target that was positioned for continued organic growth and could continue to grow through bolt-on acquisitions. Please explain why this was the case. Likewise, please expand on your

statement regarding shifting tailwinds and economic conditions to explain how these changes related to Syntec's business or suitability as an acquisition target.

2. We note your disclosure regarding the Updated Projections provided by Syntec Optics on August 31, 2023. Please discuss what consideration the Board or Special Committee gave to requesting a new or updated fairness opinion based on the Updated Projections. Please also include risk factor disclosure noting that the fairness opinion will not be updated and discuss any associated risks.

3. When discussing the presentation of the Updated Projections on August 31, 2023 and the Board meetings on September 1, 2023, please provide additional context by disclosing the role of Mr. Kapoor given his potential conflicts of interest in the transaction.

Certain Projected Financial Information of Syntec Optics , page 156

4. We see that you removed the caption projections from the heading for 2023 and 2024. Please revise the columns for 2023 and 2024 to clearly label these as projections.

Financial Statements of Syntec Optics, Inc.
Note 6. Loan to Stockholder, page F-48

5. We see from your response and your revisions to footnote 6 that the originally released financial statements presented the loan as an asset but based on the fact that the loan was made to the sole shareholder with no fixed repayment terms, you revised your financial statements to present the loan as a reduction to stockholder's equity. Further, the statement of cash flows has been revised to show the loan made as a financing activity rather than an investing activity and the interest earned as an adjustment to net income in the cash flows from operating activities. Please tell us your consideration of the disclosure requirements of ASC 250 for the related restatement.

You may contact Julie Sherman at 202-551-3640 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Christopher J. Capuzzi. Esq.